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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August, 2005
Commission File Number 0-30860

Axcan Pharma Inc.
(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Quèbec), Canada J3H 6C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

This Form 6-K consists of: a press release titled "Axcan Reports Third Quarter 2005 Results."

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.
Date: August 15, 2005
	By:	/s/ JEAN VEZINA Name: Jean Vezina Title: Vice-President, Finance and Chief Financial Officer

AXCAN PHARMA INC. 597, boul. Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4 Tél.: (450) 467-5138 1 (800) 565-3255 Fax: (450) 464-9979 www.axcan.com
SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (Nasdaq National Market):	AXCA
DATE:	August 11, 2005

AXCAN ANNOUNCES THIRD QUARTER 2005 RESULTS

MONT SAINT-HILAIRE, Quebec — Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the quarter ended June 30, 2005, the Company's third quarter of the fiscal year ending September 30, 2005. Net sales were $59.4 million compared with $62.0 million in the third quarter of 2004. Selling and administrative expenses were $23.0 million for the quarter ended June 30, 2005, up from $19.5 million for the corresponding quarter of the preceding fiscal year. Research and development expenses increased $3.7 million to $8.9 million for the quarter ended June 30, 2005, from $5.2 million for the corresponding quarter of the preceding fiscal year. Net income for the three-month period ended June 30, 2005, was $4.1 million compared with $12.6 million for the same period of fiscal 2004. Diluted earnings per share were $0.09 compared with $0.25 in 2004 (all amounts stated in U.S. dollars).

"We observed prescription growth in our key products during the quarter. However net sales for the quarter were below the level that prescriptions would indicate," said Léon F. Gosselin, Chairman of the Board and outgoing President and CEO of Axcan. "Overall, US wholesaler inventory levels of Axcan products declined during the quarter which resulted in lower sales. Axcan is dependent on wholesaler inventory buying policies. Changes in these policies make it difficult to predict swings of sales between reporting periods. Prescription trends for our major products are healthy, and we remain confident about our core business."

"Our top priority is increasing shareholder value, and I am very confident in Axcan's future growth opportunities and position as a leader in the gastrointestinal field," added Dr. Frank Verwiel, who joined Axcan on July 11, as President and CEO. "For the remainder of the year, we will concentrate our efforts on maximizing the in-market potential of our currently promoted products while our research and development team will continue to advance its programs," he concluded.

Dr. François Martin, Senior Vice President, Scientific Affairs of Axcan, reported on Itopride, Axcan's lead product candidate for the treatment of functional dyspepsia. "We are pleased to report that significant progress in the development of Itopride was made during the quarter as Axcan is meeting important development milestones. Enrolment, screening and randomization are on track to be completed by the end of August for the International Phase III clinical trial, and by the end of calendar 2005 for the North American Phase III clinical trial. Results of the Phase III trials will be known in the first half of calendar 2006," said Dr. Martin. "I am also pleased to report that all patients needed for the 6-month and 1-year safety study are currently being treated and results will be available for inclusion in the New Drug Application (NDA). We have completed the clinical work on 5 of 7 Phase I studies. "These data will form the basis of the clinical section of the NDA to be filed with the U.S. Food and Drug Administration in the summer of 2006."

RECENT DEVELOPMENTS

PENDING APPROVALS

HELIZIDE — The Company finalized the qualification of a manufacturer of biskalcitrate potassium (bismuth salt), a component of the Helizide combination therapy for the eradication of Helicobacter Pylori bacterium. Axcan anticipates filing the amendment to the NDA during the second quarter of fiscal 2006.

SALOFALK 750 MG TABLETS — The Company filed a supplemental New Drug Submission ("sNDS") for approval of a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis in Canada in the first quarter of fiscal 2004. Axcan received a non-approvable letter from the Therapeutic Products Directorate of Health Canada containing a list of questions and comments for both the clinical and Chemistry, Manufacturing and Controls aspects of the original sNDS submission. Axcan responded to all questions in the non-approvable letter during the third quarter of fiscal 2005 and expects to obtain a final response in the first half of fiscal 2006.

RESEARCH AND DEVELOPMENT UPDATE

OTHER PHASE III STUDIES

CANASA / SALOFALK rectal gel — Axcan recently completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Data are currently being analyzed, and final results are expected to be available by the end of 2005. Assuming the results of the Phase III studies are positive, the Company plans to submit regulatory filings for approvals in the United States and Canada and expects to launch the rectal gel in North America in the first half of fiscal 2007.

PHOTOFRIN — This product is approved in a number of countries for the treatment of different forms of cancers. Axcan recently completed the PHOBAR 02 study assessing the efficacy of PHOTOFRIN in the prevention of esophageal cancer. Data are currently being analyzed.

PRE-CLINICAL, PHASE I AND PHASE II

NCX-1000 — The FDA has accepted an Investigational New Drug Application for NCX- 1000, a patented, nitric oxide donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic, advanced liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, has been completed. Axcan expects to initiate a pilot, therapeutic proof-of-concept, Phase II study at the end of fiscal 2005.

Ursodiol Disulfate — Axcan completed a proof-of-concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. The Company initiated animal toxicity studies in the fourth quarter of fiscal 2004, which will be followed by clinical Phase I studies that should be initiated in the first half of fiscal 2006.

NMK 150 — Axcan and Nordmark GmbH, a German pharmaceutical firm, have set up a joint-venture, Norax, in order to develop NMK 150, a new high protease pancrelipase preparation. This product is under development consideration for the relief of pain in small duct chronic pancreatitis. It is expected that NMK 150 will enter Phase I clinical trials in the first half of fiscal 2006.

INTERIM FINANCIAL REPORT

This release includes, by reference, the third quarter interim financial report incorporating the financial statements in accordance with U.S. and Canadian GAAP as well as the full Management Discussion & Analysis ("MD&A") including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, is filed with applicable U.S. and Canadian regulatory authorities.

CONFERENCE CALL

Axcan will host a conference call at 5:00 P.M. ET, on August 11, 2005. Interested parties may also access the conference call by way of web cast at www.axcan.com. The telephone numbers to access the conference call are (866) 250-4910 (Canada and United States) or (416) 640-4127 (international). A replay of the call will be available until August 18, 2005. The telephone number to access the replay of the call is (416) 640-1917 code: 21133243.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are often identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Multijurisdictional Disclosure System.

The names Salofalk, Helizide, Photofrin and Canasa appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	David W. Mims Executive Vice President and Chief Operating Officer Axcan Pharma Inc. Tel: (205) 991-8085 ext. 3223
or	Julie M. Thibodeau Manager, Investor Relations Axcan Pharma Inc. Tel: (450) 467-2600 ext. 2062 Web: www.axcan.com

Management Discussion and Analysis (MD&A), Financial Statements and Notes Attached

Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading speciality pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO 250, URSO FORTE and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal cancers and other conditions. Axcan has a number of pharmaceutical projects in all phases of development including ITAX for the treatment of functional dyspepsia. In the first quarter of fiscal 2004, Axcan filed a supplemental New Drug Submission for a new 750-milligram Mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. On March 24, 2005, Axcan received a non-approval letter from the Therapeutic Products Directorate of Health Canada containing a list of questions and comments for both the clinical and Chemistry, Manufacturing and Controls aspects of the original New Drug Submission. Axcan responded to all questions in the non-approvable letter during the third quarter of fiscal 2005 and expects to obtain a final response in the first half of fiscal 2006.

Axcan reported revenue of $59.4 million, operating income of $6.1 million and net income of $4.1 million for the three-month period ended June 30, 2005. For the nine-month period ended June 30, 2005, revenue was $184.4 million, operating income was $26.5 million and net income was $17.3 million. Revenue from sales of Axcan's products in the United States was $115.8 million (62.8% of total revenue) for the nine-month period ended June 30, 2005, compared to $123.8 million (67.7% of total revenue) for the same period of fiscal 2004. In Canada, revenue was $25.4 million (13.8% of total revenue) for the nine-month period ended June 30, 2005, compared to $20.5 million (11.2% of total revenue) for the same period of fiscal 2004. In Europe, revenue was $43.1 million (23.4% of total revenue) for the nine-month period ended June 30, 2005, compared to $38.3 million (21.0% of total revenue) for the same period of fiscal 2004.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Critical Accounting Policies

Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustment when necessary. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under the Company's policy, and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Goodwill and Intangible Assets

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company does not amortize goodwill and intangible assets with an indefinite life. However, management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any significant permanent impairment in value except for an amount of $83,000 of goodwill for the year ended September 30, 2004. Intangible assets with finite life are amortized over their estimated useful lives.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.

Acquisition of Products

On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. ("Aventis"). The $145.0 million purchase price was paid out of Axcan's cash on hand. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line).

On August 29, 2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott Laboratories ("Abbott") to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, the Company paid $10.0 million in cash and assumed $2.0 million in research contract liability.

On December 10, 2002, the Company acquired the rights to the Ursodiol 250 mg tablets DELURSAN for the French market from Aventis, for a cash purchase price of $22.8 million.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.

During a transition period, the seller in certain of these acquisition transactions acts as selling agent for the management of these products. For the nine-month period ended June 30, 2005, sales of some of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the nine-month period ended June 30, 2005 were $2,313,204 ($6,928,009 in 2004), the Company only included in its revenue an amount of $707,089 ($4,413,531 in 2004) representing the net sales less cost of goods sold and other seller related expenses.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:

	For the three-month periods ended June 30,		For the nine-month periods ended June 30,
	2005	2004	2005	2004
	%	%	%	%
Revenue	100.0	100.0	100.0	100.0

Cost of goods sold	26.9	22.0	28.9	23.6
Selling and administrative expenses	38.8	31.5	35.2	31.7
Research and development expenses	15.1	8.4	12.8	7.2
Depreciation and amortization	9.0	6.9	8.7	6.7

	89.8	68.8	85.6	69.2

Operating income	10.2	31.2	14.4	30.8

Financial expenses	2.7	2.7	2.9	2.8
Interest income	(0.5)	(0.3)	(0.4)	(0.2)
Loss (gain) on foreign exchange	0.1	(0.7)	(0.2)	(0.1)

	2.3	1.7	2.3	2.5

Income before income taxes	7.9	29.5	12.1	28.3
Income taxes	1.0	9.2	2.7	8.9

Net income	6.9	20.3	9.4	19.4

Periods ended June 30, 2005 compared to periods ended June 30, 2004

Revenue

For the three-month period ended June 30, 2005, revenue was $59.4 million compared to $62.0 million for the corresponding quarter of the preceding fiscal year, a decrease of 4.2%. This decrease in revenue primarily resulted from lower sales in the United States following an announced intention from major wholesalers to reduce their inventory level. The end-customer prescription demand continues to show positive growth for most of our products sold in the United States which leads us to believe that this reduction in revenue is only temporary and that sales should increase when our major wholesalers reach their targeted inventory level. For the nine-month period ended June 30, 2005, revenue was $184.4 million compared to $182.8 million for the corresponding quarter of the preceding fiscal year, an increase of 0.9%.

Cost of goods sold

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $2.4 million (17.7%) to $16.0 million for the three-month period ended June 30, 2005 from $13.6 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended June 30, 2005 increased as compared to the corresponding quarter of the preceding fiscal year from 22.0% to 26.9%. This increase in cost of goods sold as a percentage of revenue was due mainly to a reduction in sales of products with a higher margin partly offset by sales of products with a lower margin. For the nine-month period ended June 30, 2005, cost of goods sold increased $10.0 million (23.2%) to $53.2 million from $43.2 million for the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the nine-month period ended June 30, 2005 increased as compared to the corresponding period of the preceding fiscal year from 23.6% to 28.9%. This increase in the cost of goods sold as a percentage of revenue was due mainly to the write-down of inventory of finished goods with less than twelve months of shelf life in the first two quarters of the fiscal year and a reduction in the third quarter of sales of products with a higher margin partly offset by sales of products with a lower margin. Cost of goods sold includes $4.7 million for the nine-month period ended June 30, 2005 related to the write-down of inventory of finished goods for one product line sold in the United States.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $3.5 million (18.0%) to 23.0 million for the three-month period ended June 30, 2005 from $19.5 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2005, selling and administrative expenses increased $6.9 million (11.9%) to $64.9 million from $58.0 million for the corresponding period of the preceding fiscal year. This increase is mainly due to an increase in our sales force in preparation for additional products to be marketed, including ITAX, additional marketing efforts on our current products, increased distribution cost following the new agreement with a major wholesaler and consulting fees for IT implementation and regulatory compliance.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $3.7 million (71.2%) to $8.9 million for the quarter ended June 30, 2005 from $5.2 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2005, research and development expenses increased $10.5 million (80.2%) to $23.6 million from $13.1 million for the corresponding period of the preceding fiscal year. This increase is mainly due to the Company's decision to accelerate the development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia.

Depreciation and amortization

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $1.0 million (23.3%) to $5.3 million for the quarter ended June 30, 2005 from $4.3 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2005, depreciation and amortization increased $3.8 million (31.2%) to $16.0 million from $12.2 million for the corresponding period of the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003 and of PANZYTRAT which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2004.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses decreased $0.1 million (5.9%) to $1.6 million for the quarter ended June 30, 2005 from $1.7 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2005, financial expenses increased $0.2 million (3.9%) to $5.3 million from $5.1 million for the corresponding period of the preceding fiscal year.

Income Taxes

Income taxes amounted to $0.6 million for the quarter ended June 30, 2005, compared to $5.7 million for the quarter ended June 30, 2004. The effective tax rates were 12.6% for the quarter ended June 30, 2005 and 31.4% for the quarter ended June 30, 2004. The decrease in effective tax rate is mainly due to the research and development tax credits, deducted from the income taxes expense, of $0.8 million for the quarter ended June 30, 2005 compared to $0.3 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2005, income taxes amounted to $5.0 million compared to $16.3 million for the corresponding period of the preceding fiscal year. The effective tax rates were 22.4% for the nine-month period ended June 30, 2005 and 31.6% for the nine-month period ended June 30, 2004. The decrease in effective tax rate is mainly due to the research and development tax credits, deducted from the income taxes expense, of $1.9 million for the nine-month period ended June 30, 2005 compared to $0.6 million for the corresponding period of the preceding fiscal year.

The income tax expense and corresponding tax rate are summarized in the following tables:

Income tax expense

	For the three-month periods ended June 30		For the nine-month periods ended June 30
	2005	2004	2005	2004
	$	$	$	$
Income tax	1,363	6,056	6,841	16,993
Research and development tax credits	(770)	(322)	(1,851)	(644)

Income tax expense	593	5,734	4,990	16,349

Income tax rate

	For the three-month periods ended June 30		For the nine-month periods ended June 30
	2005	2004	2005	2004
	%	%	%	%
Income tax	29.0	33.1	30.7	32.8
Research and development tax credits	(16.4)	(1.7)	(8.3)	(1.2)

Effective tax rate	12.6	31.4	22.4	31.6

Net income

Net income was $4.1 million or $0.09 of basic and diluted income per share, for the quarter ended June 30, 2005, compared to $12.6 million or $0.28 of basic income per share and $0.25 of diluted income per share for the corresponding quarter of the preceding year. The reduction in net income for the quarter resulted mainly from a decrease in revenue of $ 2.6 million, an increase in operating expenses totaling $10.7 million and a decrease in income taxes of $ 5.1 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.4 million for the quarter ended June 30, 2004 to 45.6 million for the quarter ended June 30, 2005, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts decreased from 55.3 million for the quarter ended June 30, 2004 to 46.2 million for the quarter ended June 30, 2005.

Net income was $17.3 million or $0.38 of basic income per share and $0.37 of diluted income per share, for the nine-month period ended June 30, 2005, compared to $35.4 million or $0.78 of basic income per share and $0.68 of diluted income per share for the corresponding period of the preceding year. The reduction in net income for the nine-month period ended June 30, 2005 resulted mainly from an increase in revenue of $1.6 million, an increase in operating expenses totaling $31.4 million and a decrease in income taxes of $ 11.4 million.

Canadian GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the periods ended June 30, 2005 and 2004 are summarized in the following table:

	For the three-month periods ended June 30,		For the nine-month periods ended June 30,
	2005	2004	2005	2004
	$	$	$	$
Net income in accordance with U.S. GAAP	4,097	12,552	17,276	35,408
Implicit interest on convertible debt	(1,183)	(1,082)	(3,426)	(3,131)
Stock-based compensation expense	(1,096)	—	(3,527)	—
Amortization of new product acquisition costs	(14)	(14)	(40)	(40)
Income tax impact of the above adjustments	191	5	331	15

Net earnings in accordance with Canadian GAAP	1,995	11,461	10,614	32,252

On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4.25% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the convertible notes. For the nine-month period ended June 30, 2005, implicit interest in the amount of $3,425,653 ($3,131,424 in 2004) was accounted for and added to the liability component.

Since October 1, 2004, under Canadian GAAP, the effect of stock-based compensation has to be accounted for using the fair value method.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Liquidity and capital resources

Axcan's cash, cash equivalents and short-term investments increased $38.4 million (101.3%) to $76.3 million at June 30, 2005 from $37.9 million at September 30, 2004. As of June 30, 2005, working capital was $115.5 million, compared to $87.7 million at September 30, 2004. These increases are mainly due to the cash flows from operating activities of the nine-month period ended June 30, 2005.

Total assets increased $19.3 million (3.2%) to $628.9 million as of June 30, 2005 from $609.6 million as of September 30, 2004. Shareholders' equity increased $16.4 million (4.2%) to $408.5 million as of June 30, 2005 from $392.1 million as of September 30, 2004.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of Axcan URSO.

Axcan's research and development expenses totalled $19.9 million for fiscal 2004 and $23.6 million for the nine-month period ended June 30, 2005. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Line of credit

Since September 22, 2004, the Company has had an amended credit facility with a banking syndicate. The amended credit facility consists in a $125.0 million 364-day extendible revolving facility with a two-year term-out option maturing on September 21, 2008.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company's net income for the preceding fiscal year. As of June 30, 2005, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on the Company's leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers acceptances. The credit facility may be drawn in U.S. dollars or in Canadian dollar equivalents. As of June 30, 2005, there was no amount outstanding under this credit facility.

Convertible subordinated notes and other long-term debt

Long-term debt, including instalments due within one year, totaled $128.3 million as of June 30, 2005 compared to $129.7 million as of September 30, 2004. As of June 30, 2005, the long-term debt included, $1.5 million of bank loans, $1.8 million of obligations under capital leases contracted by Axcan's French subsidiary and the $125.0 million 4.25% convertible subordinated notes due 2008, which were issued on March 5, 2003.

The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

Cash Flows

Cash flows from operating activities increased $6.3 million from $11.9 million of cash provided by operating activities for the quarter ended June 30, 2004 to $18.2 million for the quarter ended June 30, 2005. Cash flows from operating activities increased $16.1 million from $29.0 million of cash provided by operating activities for the nine-month period ended June 30, 2004 to $45.1 million for the nine-month period ended June 30, 2005. This increase is mainly due to the fact that the inventories remained relatively stable and the accounts receivable decreased by $6.5 million during the nine-month period ended June 30, 2005 compared to the corresponding period of the previous fiscal year when they increased by $26.1 million following the increase in sales and the acquisition of new products. Cash flows used by financing activities were $0.1 million for the quarter ended June 30, 2005 and $1.1 million for the nine-month period ended June 30, 2005. Cash flows used for investment activities for the quarter ended June 30, 2005 were $7.8 million mainly due to the net cash used for the acquisition of property, plant and equipment for $1.6 million and the acquisition of short term investments for $6.2 million. Cash flows from investment activities for the nine-month period ended June 30, 2005 were $0.1 million mainly due to the net disposal of short-term investments of $5.2 million less the cash used for the acquisition of property, plant and equipment for $5.1 million. Cash flows used for investment activities for the nine-month period ended June 30, 2004 were $36.4 million mainly due to the net cash used for the acquisition of intangible assets for $145.7 million and property, plant and equipment for $11.1 million with the net proceeds from the disposal of short-term investments.

Off-Balance Sheet Arrangements

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

Contractual Obligations

The following table summarizes Axcan's significant contractual obligations (in thousands of dollars) as of June 30, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at June 30, 2005 or certain other purchase obligations as discussed below:

	For the twelve-month periods ending June 30,
	2006	2007	2008	2009	2010 and thereafter
	$	$	$	$	$
Long-term debt	1,545	1,289	125,292	114	52
Operating leases	985	192	103	46	22
Other commitments	865	150	150

	3,395	1,631	125,545	160	74

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan's purchase orders are based on current needs and are fulfilled by our vendors with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty except for a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

Effect of recently issued U.S. accounting pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. As allowed by SFAS No. 123, the Company elected to continue to utilize the accounting method prescribed by APB No. 25 and applies the disclosure requirements of SFAS No. 123.

On March 31, 2004, the FASB issued an Exposure Draft, "Share-Based Payment, an Amendment of FASB Statements No. 123 and 95". The Exposure Draft would require all entities to recognize compensation cost for share-based awards, including options, granted to employees. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB No. 25, "Accounting for Stock Issued to Employees", and generally would require instead that such transactions be accounted for using a fair-value based method. Public companies would be required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Share-based awards classified as liabilities, would be measured at fair value and remeasured at fair value at each reporting period. Currently such awards are measured at intrinsic value under both APB No. 25 and SFAS 123, "Accounting for Stock-Based Compensation". The Company would apply the proposed Statement for fiscal years beginning after June 15, 2005 using the modified prospective transition approach.

During the September 2004 meeting of the Emerging Issues Task Force ("EITF") a consensus was reached on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires Companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 will be effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The 4.25% convertible subordinated notes, issued in 2003 will always be included in the Company's diluted earnings per share calculation.

Earnings coverage

Under U.S. GAAP, for the twelve months ended June 30, 2005, our interest requirements amounted to $6.2 million on a pro-forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 7.7 to one.

Under Canadian GAAP, for the twelve months ended June 30, 2005, our interest requirements amounted to $11.2 million on a pro-forma basis, and our earnings coverage ratio was 4.2 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $5.0 million as required by Canadian GAAP.

Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.

Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

Interest Rate Risk

The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

Volatility of Share Prices

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.

Forward-looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent that any statements in this document contain information that is not historical, the statements are essentially forward-looking and are often identified by words such as "anticipate", "expect", "estimate", "intend", "project", "plan" and "believe". These forward-looking statements include, but are not limited to, the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions. The reader is cautioned not to rely on these forward looking statements. The Company disclaims any obligation to update these forward-looking statements.

This MD&A has been prepared as of August 3, 2005. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and Annual Information Form on the SEDAR website.

On behalf of Management,
(signed)
Jean Vézina
Vice President, Finance and Chief Financial Officer

AXCAN PHARMA INC.
Consolidated Balance Sheets
In accordance with U.S. GAAP
in thousands of U.S. dollars, except share related data

	June 30, 2005	September 30, 2004
	(unaudited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	65,667	21,979
Short-term investments available for sale	10,669	15,922
Accounts receivable	39,653	46,585
Income taxes receivable	6,942	9,196
Inventories (Note 4)	36,870	37,270
Prepaid expenses and deposits	3,402	3,494
Deferred income taxes	7,795	4,586

Total current assets	170,998	139,032
Property, plant and equipment, net	32,607	31,252
Intangible assets, net (Note 5)	393,223	407,875
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	2,852	3,088
Deferred income taxes	1,779	930

Total assets	628,926	609,644

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	50,999	47,917
Income taxes payable	1,997	731
Instalments on long-term debt	1,545	1,778
Deferred income taxes	941	936

Total current liabilities	55,482	51,362
Long-term debt	126,747	127,916
Deferred income taxes	38,196	38,290

Total liabilities	220,425	217,568

SHAREHOLDERS' EQUITY
Capital stock
Series A preferred shares, without par value, shares authorized: 14,175,000; no shares issued.	—	—
Series B preferred shares, without par value, shares authorized: 12,000,000; no shares issued.	—	—
Common shares, without par value, unlimited shares authorized; 45,674,674 issued as at: June 30, 2005 and 45,562,336 as at September 30, 2004.	261,531	260,643
Retained earnings	129,638	112,362
Contributed surplus	1,329	—
Accumulated other comprehensive income	16,003	19,071

Total shareholders' equity	408,501	392,076

Total liabilities and shareholders' equity	628,926	609,644

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Statements of Shareholders' Equity
In accordance with U.S. GAAP
in thousands of U.S. dollars, except share related data
(unaudited)

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
Common shares (number)
Balance, beginning of period	45,618,251	45,328,102	45,562,336	45,004,320
Exercise of options	56,423	227,930	112,338	551,712

Balance, end of period	45,674,674	45,556,032	45,674,674	45,556,032

	$	$	$	$
Common shares
Balance, beginning of period	261,200	258,567	260,643	255,743
Exercise of options	331	2,005	888	4,829

Balance, end of period	261,531	260,572	261,531	260,572

Retained earnings
Balance, beginning of period	125,541	86,490	112,362	63,634
Net income	4,097	12,552	17,276	35,408

Balance, end of period	129,638	99,042	129,638	99,042

Contributed surplus
Balance, beginning of period	1,110	—	—	—
Income tax savings on stock options exercise	219	—	1,329	—

Balance, end of period	1,329	—	1,329	—

Accumulated other comprehensive income (loss)
Balance, beginning of period	24,425	17,895	19,071	11,634
Foreign currency translation adjustments	(8,422)	(1,061)	(3,068)	5,200

Balance, end of period	16,003	16,834	16,003	16,834

Total shareholders' equity	408,501	376,448	408,501	376,448

Comprehensive income (loss)
Foreign currency translation adjustments	(8,422)	(1,061)	(3,068)	5,200
Net income	4,097	12,552	17,276	35,408

Total comprehensive income	(4,325)	11,491	14,208	40,608

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Statements of Cash Flows
In accordance with U.S. GAAP
in thousands of U.S. dollars
(unaudited)

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Operations
Net income	4,097	12,552	17,276	35,408
Non-cash items
Amortization of deferred debt issue expenses	275	264	825	780
Other depreciation and amortization	5,346	4,276	16,040	12,195
Gain on disposal of assets	—	(66)	—	(26)
Foreign currency fluctuation	(164)	624	(306)	504
Deferred income taxes	(2,745)	893	(4,030)	3,778
Share in net loss of joint ventures	—	(116)	—	(56)
Changes in working capital items
Accounts receivable	9,274	(1,374)	6,490	(12,667)
Income taxes receivable	227	(1,035)	2,928	(2,400)
Inventories	(1,726)	(5,284)	567	(13,457)
Prepaid expenses and deposits	387	(263)	215	(893)
Accounts payable and accrued liabilities	3,087	1,234	2,663	6,051
Income taxes payable	95	161	2,399	(249)

Cash flows from operating activities	18,153	11,866	45,067	28,968

Financing
Long-term debt	—	2,212	—	2,212
Repayment of long-term debt	(443)	(2,419)	(1,400)	(3,369)
Deferred debt issue expenses	—	—	(589)	—
Issue of shares	331	2,005	888	4,829

Cash flows from financing activities	(112)	1,798	(1,101)	3,672

Investment
Acquisition of short-term investments	(6,174)	(17,588)	(7,569)	(17,588)
Disposal of short-term investments	—	6,555	12,822	134,945
Disposal of investments	—	496	—	1,735
Acquisition of property, plant and equipment	(1,562)	(4,560)	(5,148)	(11,074)
Disposal of property, plant and equipment	—	19	—	397
Acquisition of intangible assets	(22)	(81)	(44)	(145,685)
Disposal of intangible assets	—	917	—	917

Cash flows from investment activities	(7,758)	(14,242)	61	(36,353)

Foreign exchange gain (loss) on cash held in foreign currencies	(400)	(25)	(339)	174

Net increase (decrease) in cash and cash equivalents	9,883	(603)	43,688	(3,539)
Cash and cash equivalents, beginning of period	55,784	34,837	21,979	37,773

Cash and cash equivalents, end of period	65,667	34,234	65,667	34,234

Additional information
Interest received	309	70	694	354
Interest paid	2,711	2,653	5,585	6,091
Income taxes paid	797	2,917	4,169	14,290

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Statements of Operations
In accordance with U.S. GAAP
in thousands of U.S. dollars, except share related data
(unaudited)

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Revenue	59,409	62,005	184,356	182,762

Cost of goods sold	16,009	13,643	53,235	43,187
Selling and administrative expenses	23,024	19,543	64,929	57,953
Research and development expenses	8,947	5,182	23,649	13,106
Depreciation and amortization	5,346	4,276	16,040	12,195

	53,326	42,644	157,853	126,441

Operating income	6,083	19,361	26,503	56,321

Financial expenses	1,637	1,694	5,293	5,081
Interest income	(309)	(160)	(681)	(406)
Loss (gain) on foreign currency	65	(459)	(375)	(111)

	1,393	1,075	4,237	4,564

Income before income taxes	4,690	18,286	22,266	51,757
Income taxes	593	5,734	4,990	16,349

Net income	4,097	12,552	17,276	35,408

Income per common share
Basic	0.09	0.28	0.38	0.78
Diluted	0.09	0.25	0.37	0.68

Weighted average number of common shares
Basic	45,624,819	45,376,423	45,596,718	45,193,880
Diluted	46,214,037	55,271,713	55,291,815	54,967,876

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
In accordance with U.S. GAAP
Amounts in tables are stated in thousands of U.S. dollars, except share related data.
(unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2004 except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2004. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

2.     CHANGE IN ACCOUNTING POLICIES

Effects of contingently convertible instruments on diluted income per share

During the September 2004 meeting of the Emerging Issues Task Force ("EITF") a consensus was reached on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 is effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The 4.25% convertible subordinated notes issued in 2003, are therefore included in the Company's diluted income per share calculation. For the nine-month period ended June 30, 2004, the weighted number of common shares used in the calculation of the diluted income per share has been increased from 51,971,458 to 54,967,876 and the diluted income per share has been reduced from $ 0.72 to $ 0.68.

3.     PRODUCT ACQUISITION

On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratoires.

During a transition period, the sellers may act as agents for the management of the products sales. For the nine-month period ended June 30, 2005, a portion of the sales of some of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the nine-month period ended June 30, 2005 were $2,313,204 ($6,928,009 in 2004), the Company only included in its revenue an amount of $707,089 ($4,413,531 in 2004) representing the net sales less cost of goods sold and other seller related expenses.

4.     INVENTORIES

	June 30, 2005	September 30, 2004
	$	$
Raw materials and packaging material	15,462	10,311
Work in progress	1,623	1,781
Finished goods	19,785	25,178

	36,870	37,270

5.     INTANGIBLE ASSETS

	June 30, 2005
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	334,968	41,849	293,119
Indefinite life	112,521	12,417	100,104

	447,489	54,266	393,223

	September 30, 2004
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	280,034	29,869	250,165
Indefinite life	170,127	12,417	157,710

	450,161	42,286	407,875

The cost of the product PANZYTRAT has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2004, which amounted to $56,817,802, is therefore amortized over a 25-year period.

6.     SEGMENTED INFORMATION

The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic areas:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Revenue
Canada
Domestic sales	8,458	7,100	25,358	20,517
Foreign sales	—	—	—	—
United States
Domestic sales	36,508	41,519	112,636	121,288
Foreign sales	791	1,137	3,130	2,500
Europe
Domestic sales	11,058	10,147	35,326	34,669
Foreign sales	2,560	2,029	7,752	3,618
Other	34	73	154	170

	59,409	62,005	184,356	182,762

	June 30, 2005	September 30, 2004
	$	$
Property, plant, equipment, intangible assets and goodwill
Canada	40,593	40,401
United States	128,714	131,242
Europe	255,507	265,417
Other	28,483	29,534

	453,297	466,594

Revenue is attributed to geographic segments based on the sales country of origin.

7.     FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF OPERATIONS

a)
Financial expenses

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Interest on long-term debt	1,238	1,390	4,120	4,119
Bank charges	46	31	94	109
Financing fees	78	9	254	73
Amortization of deferred debt issue expenses	275	264	825	780

	1,637	1,694	5,293	5,081

b)
Selling and administrative expenses

Selling and administrative expenses include the followings:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Shipping and handling expenses	1,538	1,223	3,813	3,448
Advertising expenses	4,903	4,578	13,632	10,958

c)
Other information

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Rental expenses	287	274	861	822
Depreciation of property, plant and equipment	1,255	873	3,854	2,912
Amortization of intangible assets	4,091	3,403	12,186	9,283
Share in net loss of joint ventures	—	(116)	—	(56)
Investment tax credits applied against current income taxes	770	322	1,851	644
d)
Income per common share

The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Net income available to common shareholders
Basic	4,097	12,552	17,276	35,408
Financial expenses relating to the convertible subordinated notes	—	1,084	3,188	2,157

Net income available to common shareholders on a diluted basis	4,097	13,636	20,464	37,565

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
Weighted average number of common shares
Weighted average number of common shares outstanding	45,624,819	45,376,423	45,596,718	45,193,880
Effect of dilutive stocks options	589,218	971,177	770,984	849,883
Effect of dilutive convertible subordinated notes	—	8,924,113	8,924,113	8,924,113

Adjusted weighted average number of common shares outstanding	46,214,037	55,271,713	55,291,815	54,967,876

Number of common shares outstanding as at July 31, 2005			45,679,515

Options to purchase 283,000 and 258,500 common shares were outstanding as at June 30, 2005 and 2004 respectively but were not included in the computation of diluted income per share for the nine-month periods ended June 30, 2005 and 2004 respectively because the exercise price of the options was greater than the average market price of the common shares.

The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment.

e)
Employee benefit plan

A subsidiary of the Company has a defined contribution plan ("The Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the nine-month period ended June 30, 2005, the Company made matching contributions to the Plan totalling $385,849 ($233,022 in 2004).

8.     STOCK OPTIONS

The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
Fair value per option	$6.63	$7.84	$7.16	$6.74
Assumptions used
Expected volatility	43%	44%	43%	44%
Risk-free interest rate	3.78%	3.96%	4.06%	4.18%
Expected option life (years)	6	6	6	6
Expected dividend	—	—	—	—

The Company's net income, basic income per share and diluted income per share would have been reduced on a pro-forma basis as follows:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the three-month period ended June 30, 2004
	As reported	Pro-forma	As reported	Pro-forma
	$	$	$	$
Net income	4,097	2,999	12,552	11,456
Basic income per share	0.09	0.07	0.28	0.25
Diluted income per share	0.09	0.06	0.25	0.23

	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004	For the nine-month period ended June 30, 2004
	As reported	Pro-forma	As reported	Pro-forma
	$	$	$	$
Net income	17,276	13,748	35,408	32,198
Basic income per share	0.38	0.30	0.78	0.71
Diluted income per share	0.37	0.30	0.68	0.63

9.     SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES AND IN CANADA

The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all materials respects with Canadian GAAP, except as set forth below:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
Operations adjustments	$	$	$	$
Net income in accordance with U.S. GAAP	4,097	12,552	17,276	35,408
Implicit interest on convertible debt	(1,183)	(1,082)	(3,426)	(3,131)
Stock-based compensation expense	(1,096)	—	(3,527)	—
Amortization of new product acquisition costs	(14)	(14)	(40)	(40)
Income tax impact of the above adjustments	191	5	331	15

Net earnings in accordance with Canadian GAAP	1,995	11,461	10,614	32,252

Earnings per share in accordance with Canadian GAAP
Basic	0.04	0.25	0.23	0.71
Diluted	0.04	0.25	0.23	0.70

	June 30, 2005		September 30, 2004
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Balance sheet adjustments	$	$	$	$
Current assets	170,998	170,998	139,032	139,054
Property, plant and equipment	32,607	32,607	31,252	31,265
Intangible assets	393,223	405,544	407,875	420,235
Goodwill	27,467	28,862	27,467	28,862
Deferred debt issue expenses	2,852	2,852	3,088	3,088
Deferred income tax asset	1,779	1,779	930	930
Current liabilities	55,482	55,482	51,362	51,430
Long-term debt	126,747	112,460	127,916	110,203
Deferred income tax liability	38,196	39,300	38,290	39,376
Shareholders' equity
Equity component of convertible debt	—	24,239	—	24,239
Capital stock	261,531	272,798	260,643	267,288
Contributed surplus	1,329	12,272	—	—
Retained earnings	129,638	105,932	112,362	107,671
Accumulated foreign currency translation adjustments	16,003	20,159	19,071	23,227

AXCAN PHARMA INC.
Consolidated Balance Sheets
In accordance with Canadian GAAP
in thousands of U.S. dollars

	June 30, 2005	September 30, 2004
	(unaudited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	65,667	22,063
Short-term investments	10,669	15,922
Accounts receivable	39,653	46,518
Income taxes receivable	6,942	9,196
Inventories (Note 4)	36,870	37,270
Prepaid expenses and deposits	3,402	3,499
Future income taxes	7,795	4,586

Total current assets	170,998	139,054
Property, plant and equipment, net	32,607	31,265
Intangible assets, net (Note 5)	405,544	420,235
Goodwill, net	28,862	28,862
Deferred debt issue expenses, net	2,852	3,088
Future income taxes	1,779	930

	642,642	623,434

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	50,999	47,985
Income taxes payable	1,997	731
Instalments on long-term debt	1,545	1,778
Future income taxes	941	936

Total current liabilities	55,482	51,430
Long-term debt	112,460	110,203
Future income taxes	39,300	39,376

	207,242	201,009

SHAREHOLDERS' EQUITY
Equity component of convertible debt (Note 6)	24,239	24,239
Capital stock	272,798	267,288
Contributed surplus	12,272	—
Retained earnings	105,932	107,671
Accumulated foreign currency translation adjustments	20,159	23,227

	435,400	422,425

	642,642	623,434

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Cash Flows
In accordance with Canadian GAAP
in thousands of U.S. dollars
(unaudited)

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Operations
Net earnings	1,995	11,461	10,614	32,252
Non-cash items
Implicit interest on convertible debt	1,183	1,082	3,426	3,132
Amortization of deferred debt issue expenses	275	264	825	780
Other depreciation and amortization	5,359	4,292	16,079	12,241
Gain on disposal of assets	—	(71)	—	(31)
Foreign currency fluctuation	(164)	624	(306)	504
Future income taxes	(2,750)	888	(4,045)	3,763
Stock-based compensation expense	1,096	—	3,527	—
Changes in working capital items
Accounts receivable	9,274	(1,515)	6,490	(12,696)
Income taxes receivable	42	(1,035)	2,613	(2,379)
Inventories	(1,726)	(5,284)	567	(13,457)
Prepaid expenses and deposits	387	(265)	215	(877)
Accounts payable and accrued liabilities	3,087	1,336	2,579	5,984
Income taxes payable	95	161	2,399	(249)

Cash flows from operating activities	18,153	11,938	44,983	28,967

Financing
Long-term debt	—	2,212	—	2,212
Repayment of long-term debt	(443)	(2,419)	(1,400)	(3,369)
Deferred debt issue expenses	—	—	(589)	—
Issue of shares	331	2,005	888	4,829

Cash flows from financing activities	(112)	1,798	(1,101)	3,672

Investment
Acquisition of short-term investments	(6,174)	(17,588)	(7,569)	(17,588)
Disposal of short-term investments	—	6,555	12,822	134,945
Disposal of investments	—	496	—	1,735
Acquisition of property, plant and equipment	(1,562)	(4,562)	(5,148)	(11,076)
Disposal of property, plant and equipment	—	26	—	404
Acquisition of intangible assets	(22)	(81)	(44)	(145,685)
Disposal of intangible assets	—	917	—	917

Cash flows from investment activities	(7,758)	(14,237)	61	(36,348)

Foreign exchange gain (loss) on cash held in foreign currencies	(400)	(23)	(339)	176

Net increase (decrease) in cash and cash equivalents	9,883	(524)	43,604	(3,533)
Cash and cash equivalents, beginning of period	55,784	34,877	22,063	37,886

Cash and cash equivalents, end of period	65,667	34,353	65,667	34,353

Additional information
Interest received	309	73	694	357
Interest paid	2,711	2,653	5,585	6,091
Income taxes paid	797	2,917	4,169	14,290

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Earnings
In accordance with Canadian GAAP
in thousands of U.S. dollars, except share related data
(unaudited)

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
REVENUE	59,409	61,931	184,356	182,859

Cost of goods sold	16,083	13,643	53,474	43,187
Selling and administrative expenses	23,897	19,418	67,737	57,956
Research and development expenses	8,327	4,907	22,279	12,553
Depreciation and amortization	5,359	4,292	16,079	12,241

	53,666	42,260	159,569	125,937

Operating income	5,743	19,671	24,787	56,922

Financial expenses	2,820	2,776	8,719	8,219
Interest income	(309)	(159)	(681)	(408)
Loss (gain) on foreign currency	65	(456)	(375)	(108)

	2,576	2,161	7,663	7,703

Earnings before income taxes	3,167	17,510	17,124	49,219
Income taxes	1,172	6,049	6,510	16,967

NET EARNINGS	1,995	11,461	10,614	32,252

Earnings per common share
Basic	0.04	0.25	0.23	0.71
Diluted	0.04	0.25	0.23	0.70

Weighted average number of common shares
Basic	45,624,819	45,376,423	45,596,718	45,193,880
Diluted	46,214,037	55,271,713	46,367,702	51,971,458

AXCAN PHARMA INC.
Consolidated Retained Earnings
In accordance with Canadian GAAP
in thousands of U.S. dollars
(unaudited)

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Balance, beginning of period	103,937	84,002	107,671	63,211
Retroactive adjustment for stock-based compensation (Note 2)	—	—	(12,353)	—
Net earnings	1,995	11,461	10,614	32,252

Balance, end of period	105,932	95,463	105,932	95,463

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Contributed Surplus
In accordance with Canadian GAAP
in thousands of U.S. dollars
(unaudited)

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Balance, beginning of period	11,664	—	—	—
Retroactive adjustment for stock-based compensation (Note 2)	—	—	8,723	—
Tax benefit from exercise of stock options	34	—	544	—
Stock-based compensation expense	1,096	—	3,527	—
Exercise of stock options	(522)	—	(522)	—

Balance, end of period	12,272	—	12,272	—

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
In accordance with Canadian GAAP
Amounts in tables are stated in thousands of U.S. dollars, except share related data.
(unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2004 except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2004. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are available to shareholders and filed with regulatory authorities.

2.     CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

In September and November 2003, the Accounting Board made amendments to CICA Handbook Section 3870 to require that the fair value based method be applied to awards granted to employees, which previously had not been accounted for at fair value. Thus, enterprises are required to account for the effect of such awards in their financial statements for fiscal years beginning on or after January 1, 2004. The Company adopted the fair value based method in its fiscal year 2005 with a retroactive application, without restating prior periods. As at October 1, 2004, the retained earnings of the Company have been reduced by $12,353,000, the capital stock has been increased by $4,100,233, the contributed surplus has been increased by $8,722,767 and the income taxes receivable have been increased by $470,000. Stock-based compensation expense charged to the consolidated statement of earnings for the nine-month period ended June 30, 2005 was $3,527,003.

If this change in accounting policy had been applied to the previous fiscal year, the Company's net earnings, basic earnings per share and diluted earnings per share for the periods ended June 30, 2004 would have been reduced on a pro-forma basis as follows:

	For the three-month period ended June 30, 2004		For the nine-month period ended June 30, 2004
	As reported	Pro-forma	As reported	Pro-forma
	$	$	$	$
Net earnings	11,461	10,365	32,252	29,042
Basic earnings per share	0.25	0.23	0.71	0.64
Diluted earnings per share	0.25	0.23	0.70	0.64

The estimated fair value of granted stock options for the periods ended June 30, 2005 and 2004 using the Black-Scholes model was as follows:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
Fair value per option	$6.63	$7.84	$7.16	$6.74
Assumptions used
Expected volatility	43%	44%	43%	44%
Risk-free interest rate	3.78%	3.96%	4.06%	4.18%
Expected options life (years)	6	6	6	6
Expected dividend	—	—	—	—

3.     PRODUCTS ACQUISITIONS

On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to PANZYTRAT enzyme product line from Abbott Laboratories.

During a transition period, the sellers may act as agents for the management of the products sales. For the nine-month period ended June 30, 2005, a portion of the sales of some of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the nine-month period ended June 30, 2005 were $2,313,204 ($6,928,009 in 2004), the Company only included in its revenue an amount of $707,089 ($4,413,531 in 2004) representing the net sales less cost of goods sold and other seller related expenses.

4.     INVENTORIES

	June 30, 2005	September 30, 2004
	$	$
Raw materials and packaging material	15,462	10,311
Work in progress	1,623	1,781
Finished goods	19,785	25,178

	36,870	37,270

5.     INTANGIBLE ASSETS

	June 30, 2005
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	347,797	42,357	305,440
Indefinite life	112,521	12,417	100,104

	460,318	54,774	405,544

	September 30, 2004
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	292,863	30,338	262,525
Indefinite life	170,127	12,417	157,710

	462,990	42,755	420,235

The cost of the product PANZYTRAT has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2004, which amounted to $56,817,802, is therefore amortized over a 25-year period.

6.     EQUITY COMPONENT OF CONVERTIBLE DEBT

The Company issued convertible subordinated notes for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. As of September 30, 2004, implicit interest of 9.17% and totaling $6,526,246 was accounted for and added to the liability component. For the nine-month period ended June 30, 2005, implicit interest in the amount of $3,425,653 ($3,131,424 in 2004) was accounted for and added to the liability component.

7.     SEGMENTED INFORMATION

The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic areas:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Revenue
Canada
Domestic sales	8,458	7,100	25,358	20,517
Foreign sales	—	—	—	—
United States
Domestic sales	36,508	41,519	112,636	121,288
Foreign sales	791	1,137	3,130	2,500
Europe
Domestic sales	11,058	10,073	35,326	34,766
Foreign sales	2,560	2,029	7,752	3,618
Other	34	73	154	170

	59,409	61,931	184,356	182,859

	June 30, 2005	September 30, 2004
	$	$
Property, plant, equipment, intangible assets and goodwill
Canada	44,868	44,676
United States	129,035	131,602
Europe	255,507	265,431
Other	37,603	38,653

	467,013	480,362

Revenue is attributed to geographic segments based on the sales country of origin.

8.     FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS

a)
Financial expenses

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Interest on long-term debt	2,421	2,472	7,546	7,250
Bank charges	46	31	94	116
Financing fees	78	9	254	73
Amortization of deferred debt issue expenses	275	264	825	780

	2,820	2,776	8,719	8,219

b)
Selling and administrative expenses

Selling and administrative expenses include the followings:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Shipping and handling expenses	1,538	1,223	3,813	3,448
Advertising expenses	4,903	4,962	13,632	11,182
c)
Other information

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Rental expenses	287	274	861	822
Depreciation of property, plant and equipment	1,255	875	3,854	2,918
Amortization of intangible assets	4,104	3,417	12,225	9,323
Investment tax credits applied against research and development expenses	770	322	1,851	644

d)
Earnings per common share

The following tables reconcile the numerators and the denominators of the basic and diluted earnings per common share computations:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
	$	$	$	$
Net income available to common shareholders
Basic	1,995	11,461	10,614	32,252
Financial expenses relating to the convertible subordinated notes	—	2,135	—	4,210

Net income available to common shareholders on a diluted basis	1,995	13,596	10,614	36,462

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2004	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2004
Weighted average number of common shares
Weighted average number of common shares outstanding	45,624,819	45,376,423	45,596,718	45,193,880
Effect of dilutive stock options	589,218	971,177	770,984	849,883
Effect of dilutive convertible subordinated notes	—	8,924,113	—	5,927,695

Adjusted weighted average number of common shares outstanding	46,214,037	55,271,713	46,367,702	51,971,458

Number of common shares outstanding at the end of the period			45,674,674	45,556,032

Number of common shares outstanding as at July 31, 2005			45,679,515

Options to purchase 283,000 and 258,500 common shares were outstanding as at June 30, 2005 and 2004 respectively but were not included in the computation of diluted earnings per share for the nine-month periods ended June 30, 2005 and 2004 respectively, because the exercise price of the options was greater than the average market price of the common shares.

The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the notesholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment. As of June 30, 2005, the subordinated notes had no effect on the diluted earnings per share. Since the trigger event did not occur during the third quarter, the 8,924,113 common shares were not included in the weighted number of common shares outstanding for the period.

e)
Employee benefit plan

A subsidiary of the Company has a defined contribution plan ("The Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the nine-month period ended June 30, 2005, the Company made matching contributions to the Plan totalling $385,849 ($233,022 in 2004).

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SIGNATURES
Consolidated Balance Sheets
Consolidated Statements of Shareholders Equity
Consolidated Statements of Cash Flows
Consolidated Statements of Operations
Notes to Consolidated Financial Statements
Consolidated Balance Sheets
Consolidated Cash Flows
Consolidated Earnings
Consolidated Retained Earnings
Consolidated Contributed Surplus
Notes to Consolidated Financial Statements